FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2002

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

401 Bay Street, Suite 2302, Toronto, Ontario M5H 2Y4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F ___X___ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ________

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________]

AGNICO-EAGLE MINES LIMITED

NEWS–RELEASE

Stock Symbols: AEM (NYSE)
AGE (TSE)

For further information:
David Garofalo, V.P. Finance & CFO
Agnico-Eagle Mines Limited (416) 947-1212

For Immediate Release:

AGNICO-EAGLE FILES REGISTRATION STATEMENT TO REGISTER RESALES OF ITS PREVIOUSLY ISSUED CONVERTIBLE DEBENTURES DUE 2012

TORONTO, March 28, 2002 – Agnico-Eagle Mines Limited announced today that it has filed a registration statement on Form F-10 to register **resales** in the United States of **previously issued** 4.50% convertible subordinated debentures due February 15, 2012 (the "Debentures") and the common shares issuable upon the conversion of such Debentures. The Debentures were issued and sold on a bought deal basis on February 15, 2002 and offered pursuant to Rule 144A under the United States Securities Act of 1933. The CUSIP number for the registered Debentures is 008474 AB 4. The Registration Statement contains a preliminary short form base shelf prospectus dated March 28, 2002 which was prepared in accordance with the shelf prospectus rules of the Province of Ontario and was filed with the Ontario Securities Commission and the United States Securities and Exchange Commission under the Canada-U.S. multijurisdictional disclosure system.

Agnico-Eagle Mines Limited is an established Canadian gold producer with operations located principally in Northwestern Quebec and exploration and development activities in Canada and the Southwestern United States. Agnico-Eagle's operating history includes almost three decades of gold production primarily from underground mining operations. The Company is focused on an expansion program at LaRonde that is expected to increase annual gold production and reduce cash costs to produce an ounce of gold. Current proven and probable mineral reserves stand at 3.3 million contained ounces, with an additional 5.2 million ounces in the mineral resource category at its LaRonde Mine.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date: April 3, 2002

By: [signature]
Sean Boyd
President and Chief Executive Officer